SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

(X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

(    ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 000-32665

A. Full title of the plan and address of the plan, if different from that of the issuer named below: OGLEBAY NORTON INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: OGLEBAY NORTON COMPANY, NORTH POINT TOWER, 1001 LAKESIDE AVENUE, 15TH FLOOR, CLEVELAND, OHIO 44114

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

AND

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

FOR

ANNUAL REPORT ON FORM 11-K

OGLEBAY NORTON

INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

CLEVELAND, OHIO

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23	Consent of Independent Auditors

99.1	Certification with respect to financial statements of the Chief Executive Officer, Michael D. Lundin, and the Chief Financial Officer, Julie A. Boland, dated June 27, 2003.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Oglebay Norton Incentive Savings and Stock Ownership Plan

December 31, 2002 and 2001 and Year ended December 31, 2002  with Report of Independent Auditors

Oglebay Norton Incentive Savings

and Stock Ownership Plan

December 31, 2002 and 2001 and

Year ended December 31, 2002

Report of Independent Auditors

Compensation and Organization Committee

    Oglebay Norton Company

We have audited the accompanying statements of net assets available for benefits of Oglebay Norton Incentive Savings and Stock Ownership Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and nonexempt transactions and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio

June 13, 2003

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments, at fair value:
Shares of registered investment companies	12,316,755	15,545,857
Collective investment trust	7,060,660	5,916,530
Oglebay Norton Company common stock	3,255,757	5,643,543
Participant loans	1,379,250	1,479,164
Money market fund	186,801	339,727
Self directed brokerage accounts	72,940	—

	24,272,163	28,924,821
Receivables:
Contributions from employer	48,605	38,115
Contributions from employees	95,931	72,991
Accrued investment income	3,542	4,072

	148,078	115,178

	24,420,241	29,039,999
Liabilities
Distributions payable	—	66,990
Excess contributions	175,750	—

Net assets available for benefits	24,244,491	$28,973,009

See notes to financial statements.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Investment income:
Interest and dividends	$230,880

Contributions:
Employer	1,338,943
Employee	2,625,030
Rollovers	80,127

4,044,100

Total additions	4,274,980

Deductions
Distributions to participants	2,148,616
Net depreciation in fair value of investments	6,782,147
Administrative fees	72,735

Total deductions	9,003,498

Net decrease	(4,728,518)
Net assets available for benefits beginning of year	28,973,009

Net assets available for benefits end of year	$24,244,491

See notes to financial statements.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements

December 31, 2002 and 2001 and Year ended December 31, 2002

1.    Plan Description

The following description of the Oglebay Norton Incentive Savings and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering non-bargaining employees of Oglebay Norton Company’s (Company and plan administrator) corporate office, Michigan Limestone Operations, Inc. (a subsidiary of the Company), the Company’s Global Stone segment, and the Company’s Colorado Silica and Port Inland plants; certain bargaining employees of the Company’s Velarde plant; and certain prior employees of the Company’s former El Paso, Columbus and Portage plants.

The Plan allows each participant to elect to contribute from 1% to 50% of base compensation. The contributions represent tax deferred compensation contributions and take the form of reductions in salary for income tax purposes.

The Company is required to contribute an amount equal to either 50% or 75% of a participant’s contribution, depending upon the participant’s employee group, up to a maximum of 8% of the participant’s compensation. Company contributions are nonparticipant-directed and are invested in the Oglebay Norton Stock Fund.

Each participant’s account is credited with the participant’s contributions, Company matching contributions and Plan earnings. Participants are fully vested as to their contributions and earnings/losses thereon and vest ratably over the first three years of employment (33% after first year, 67% after second year, and 100% after three years) with respect to Company contributions made to the Plan and earnings/losses thereon. For participants withdrawing from the Plan, the unvested portion of Company contributions is forfeited and used to reduce future Company contributions. Participants withdrawing by reason of retirement or other specified circumstances fully vest upon such withdrawal.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

1.    Plan Description (continued)

The Company reserves the right, by action of its Board of Directors, to terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, all interests of the participants as they exist at that time become fully vested and nonforfeitable and may be distributed immediately in whole or in part at the sole discretion of the trustee of the Plan.

Participants may borrow from their accounts. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. The maximum loan repayment period is five years, unless the loan is for the purchase of a primary residence in which case the maximum term is ten years. The maximum loan balance is the lesser of $50,000 or 50% of the participant’s nonforfeitable account balance. The minimum loan amount is $1,000.

For certain pay periods during 2002, the Company remitted duplicate employee and employer contributions to the Plan’s trustee and recordkeeper. The duplicate payments were discovered in January 2003 and reported with a corrective plan of action to the Internal Revenue Service, and subsequently corrected in April 2003 as part of a voluntary correction process. Participants’ accounts have been adjusted by the amount of duplicate contributions and the related market changes on such contributions, which resulted in net adjustments of $175,750. The excess contributions and related market changes have been retained by the Plan’s trustee and are held in a suspense account that will be used to offset future Company matching contributions.

2.    Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis. The accounting records are maintained by the plan administrator in conjunction with the trustee, who maintains the assets and distributes benefits.

The Plan’s investments are stated at fair value. The shares of registered investment companies and self directed brokerage accounts are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the collective investment trust is determined by the trustee based on the market value of the underlying assets. The money market fund is stated at fair value as determined by the trustee. Oglebay Norton Company common stock is valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximates fair value.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

2.    Significant Accounting Policies (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Investments

During 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Appreciation (Depreciation) in Fair Value of Investments
Shares of registered investment companies	$(3,304,118)
Collective investment trust	299,267
Oglebay Norton Company common stock	(3,769,775)
Self-directed brokerage accounts	(7,521)

$(6,782,147)

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

3.    Investments (continued)

The following is a summary of individual investments held by the Plan as of December 31, 2002 and 2001, which represent five percent or more of net assets available for benefits:

	December 31
	2002	2001
Oglebay Norton Company common stock fund*	$3,255,757	$5,643,543
Schwab Stable Value Fund	7,060,660	5,916,530
INVESCO Total Return Fund	1,693,898	1,861,074
Janus Fund	3,868,081	5,835,470
Oakmark Fund	2,868,415	3,344,013
Schwab S&P 500 Investor Shares Fund	2,575,912	3,245,859
Participant Loans	1,379,250	1,479,164

*Non-participant directed (see Note 4)

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

4.    Nonparticipant-Directed Investment

The Oglebay Norton Company common stock fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments is as follows:

	December 31
	2002	2001
Net assets:
Investments, at fair value:
Money market fund	$186,801	$339,727
Oglebay Norton Company common stock fund	3,255,757	5,643,543
Employer contribution receivable	48,605	38,115
Excess contributions	(31,902)	—

	$3,459,261	$6,021,385

Year ended December 31, 2002
Changes in net assets:
Interest and dividend income	$50
Employer contributions	1,338,943
Employee contributions	198,473
Rollover contributions	2,551
Net depreciation in fair value of common stock	(3,769,775)
Distributions to participants	(466,590)
Administrative fees	(9,631)
Transfers from participant-directed funds, net	143,855

$(2,562,124)

Oglebay Norton Incentive Savings

and Stock Ownership Plan

Notes to Financial Statements (continued)

5.    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 16, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

6.    Transactions with Parties-in-Interest

Transactions with parties-in-interest consist of purchases and sales of investment mediums sponsored by the trustee and shares of Company common stock held in the Oglebay Norton Stock Fund.

During 2002, certain fees for accounting, legal and trustee services were paid by the Company on behalf of the Plan. The fees paid by the Company to the trustee were based on customary and reasonable rates for such services.

7.    Subsequent Event

Effective June 1, 2003, the Company has determined it will suspend, until further notice, matching contributions for non-union Plan participants, except in the case of certain participants employed by the Company’s Global Stone segment. Matching contributions will continue to be made for eligible Global Stone participants at a rate of 25% of the participant’s pre-tax contributions, based on the first 8% of the participant’s compensation.

Oglebay Norton Incentive Savings

and Stock Ownership Plan

EIN: 34-1888342                 Plan Number: 007

Schedule G, Part III—Schedule of Nonexempt Transactions

Year ended December 31, 2002

Identity of Party Involved	Relationship to Plan	Description of Transactions	Cost of Asset	Current Value of Asset	Net Gain (repaid interest)*
Oglebay Norton Company	Employer/Plan Sponsor	Loan to the employer in the form of late remittance of participant deferrals and loan repayments for the pay periods ended June 7, 2002, June 21, 2002, July 19, 2002, August 2, 2002, and November 27, 2002	11,273	11,614	341

*The	interest was repaid to the Plan on January 28, 2003

Oglebay Norton Incentive Savings

and Stock Ownership Plan

EIN: 34-1888342                 Plan Number: 007

Schedule H, Line 4(i)—Schedule of Assets

(Held at End of Year)

December 31, 2002

Name of Issuer and Title of Issue	Shares, Units or Interest Rates	Cost**	Current Value
Registered Investment Companies:
INVESCO Total Return Fund	81,048		$1,693,898
Janus Fund	217,064		3,868,081
Lazard International Equity Fund	69,259		615,016
Loomis Sayles Small Cap Value Fund	38,507		695,433
Oakmark Fund	95,360		2,868,415
Schwab S&P 500 Investor Shares Fund*	190,245		2,575,912

Collective Investment Trust:
Schwab Stable Value Fund*	496,656		7,060,660

Oglebay Norton Stock Fund:
Oglebay Norton Company common stock*	489,588	$7,843,257	3,255,757

Participant loans*	5.25%-10.5%		1,379,250

Money Market Fund:
Schwab Institutional Advantage
Money Market Fund*	186,801	186,801	186,801

Self Directed Brokerage Accounts			72,940

			$24,272,163

*	Indicates party-in-interest to the Plan.
**	Cost is presented for nonparticipant-directed investments only

Oglebay Norton Incentive Savings

and Stock Ownership Plan

EIN: 34-1888342                 Plan Number: 007

Schedule H, Line 4(j)—Schedule of Reportable Transactions

Year ended December 31, 2002

Identity of Party Involved	Description of Asset	Total Purchases	Total Sales	Net Loss
Category (iii)—Series of transactions in excess of 5 percent of plan assets

Charles Schwab Trust Company	Oglebay Norton Stock Fund:
	108 purchases	2,367,259
	165 sales		1,086,915	(516,939)

There were no category (i), (ii) or (iv) reportable transactions during 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OGLEBAY NORTON COMPANY

DATE: June 27, 2003	By:	/s/ MICHAEL D. LUNDIN
Michael D. Lundin President and Chief Executive Officer On behalf of the Registrant as Principal Executive Officer

By:	/s/ JULIE A. BOLAND
Julie A. Boland Vice President, Chief Financial Officer and Treasurer On behalf of the Registrant as Principal Financial Officer